Exhibit I
New York Stock Exchange
New York
USA
Dear Sir,
We attach herewith the Audited Financial Results for the year ended 31st March, 2007, segment reporting, summarized Balance Sheet as on 31st March, 2007 and the press release in duplicate duly approved at the Board meeting held today.
We shall publish the results in the Business Standard and Mumbai Sakal within 48 hours from the conclusion of the Board meeting.
We are also pleased to inform that the Board of Directors have recommended dividend of Rs 7.00 per equity share of Rs.10/- each (i.e. 70%) for the year ended 31st March, 2007.
This is for your information and records.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Vice President (Legal) &
Company Secretary

NEWS RELEASE
HDFC BANK LIMITED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2007
The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2007 at their meeting held in Mumbai on Tuesday, April 24, 2007.
Financial Results:
Profit & Loss Account : Quarter ended March 31, 2007
For the quarter ended March 31, 2007, the Bank earned total income of Rs.2,384.2 crores as against Rs.1,682.7 crores in the corresponding quarter ended March 31, 2006, registering a growth of 41.7%. Net revenues (net interest income plus other income) were Rs.1,512.1 crores for the quarter ended March 31, 2007, an increase of 44.9% over Rs.1,043.6 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs.1,378.5 crores in the quarter ended March 31, 2006 to Rs.1,989.8 crores in the quarter ended March 31, 2007, up by 44.3%. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2007 increased by 51.2% to Rs.1,117.7 crores, driven by average asset growth of 27.0% and an increase in core net interest margin to 4.5%. The sharp increase in net interest margin during the quarter was due to higher transactional floats, an increase in lending rates and a tactical move to temporarily reduce bulk fixed deposits in the quarter due to the then prevailing high interest rates.
Other income for the quarter ended March 31, 2007 was up by 29.7% to Rs.394.4 crores, consisting primarily of fees & commissions of Rs.356.3 crores, foreign exchange & derivatives revenues of Rs.103.3 crores, and loss on sale & revaluation of investments of Rs.65.6 crores, as against Rs.336.7 crores, Rs.46.3 crores and Rs.86.8 crores respectively for the quarter ended March 31, 2006. Losses on sale & revaluation of investments during the quarter were primarily a result of mark-to-market of non-SLR investments, reflecting the sharp increase in short term yields in the debt market in March 2007. A large portion of the non-SLR investments were bonds in which the bank had invested in previous years for meeting priority sector requirements. Operating expenses for the quarter at Rs.683.9 crores, were

45.2% of net revenues as against 46.2% of net revenues for the corresponding quarter of the previous year. Provisions and contingencies for the quarter were Rs.330.3 crores (against Rs.181.6 crores for the corresponding quarter ended March 31, 2006), and primarily comprised specific loan loss provisions & general provisions for standard assets of Rs.260.9 crores and amortisation of premia (for investments in the Held to Maturity category) of Rs.63.2 crores, as against Rs.110.3 crores and Rs.71.7 crores respectively for the corresponding quarter ended March 31, 2006. In January 2007, the Reserve Bank of India increased the general provision requirement for certain standard assets such as personal loans, credit card receivables, capital market exposures and real estate exposures resulting in an extraordinary one-time general provision of Rs.121.1 crores, which is included in the Rs.330.3 crores provisions made in the quarter. After providing Rs.154.4 crores for taxation, the Bank earned a Net Profit of Rs.343.6 crores, a 30.5% increase over the quarter ended March 31, 2006.
Profit & Loss Account : Year ended March 31, 2007
For the year ended March 31, 2007, the Bank earned total income of Rs.8,405.3 crores as against Rs.5,599.3 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the year ended March 31, 2007 were Rs.5,225.8 crores, up 42.4% over Rs.3,669.8 crores for the year ended March 31, 2006. Net Profit for year ended March 31, 2007 was Rs.1,141.5 crores, up 31.1%, over the corresponding year ended March 31, 2006.
Balance Sheet: As of March 31, 2007
During 2006-07, the Bank’s total balance sheet size increased by 24.1% to Rs.91,236 crores. Total deposits increased by Rs.12,501 crores from Rs.55,797 crores (as of March 31, 2006) to Rs.68,298 crores (as of March 31, 2007), of which savings account deposits were Rs.19,585 crores and current account deposits were Rs.19,812 crores. In the January to March, 2007 quarter, term (fixed) deposit rates in the banking system increased sharply to levels which the bank considered unattractive and unsustainable. The Bank, therefore, allowed some of its wholesale deposits to run-off, without affecting the liquidity position of the bank. As a result, demand (CASA) deposits were around 55% of total deposits during the last quarter as against the average proportion of around 50% through the financial year. During 2006-07, gross advances grew by 29.6% to Rs.49,780 crores. This was driven by a growth of 33.4% in retail advances to Rs.28,327 crores, and an increase of 24.9% in wholesale advances to Rs.21,452 crores. The bank’s core customer assets (advances plus credit substitutes like commercial paper, corporate bonds etc.)

increased by 28.2% to Rs.49,991 crores in March 2007. In addition, the bank held Rs.3,724 crores of investments in mortgage backed and asset backed securities where the underlying assets were primarily home loan and commercial vehicle/car loans receivables. Total customer assets (including securitisation investments) were therefore Rs.53,715 crores as of March 31, 2007.
Dividend:
The Board of Directors recommended an enhanced dividend of 70% for the year ended March 31, 2007, as against 55% for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.
Capital Adequacy:
The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2007 stood at 13.1% as against the regulatory minimum of 9.0%. Tier-I CAR was 8.6%.
During 2006-07, the Bank raised Rs.410 crores of subordinated debt qualifying as Lower Tier II capital, Rs.1,085 crores of Upper Tier II capital (including US$ 100 million in foreign currency) and Rs.200 crores of perpetual debt qualifying as Hybrid Tier I capital.
Business Update:
The year ended March 31, 2007, saw a healthy expansion in the bank’s distribution network with the total number of branches (including extension counters) increasing from 535 (in 228 cities) to 684 (in 316 cities) and the number of ATMs from 1,323 to 1,605. Based on receipt of regulatory approvals for new branches, the entire branch expansion was done in the second half of the year, with 101 branches being opened only in the last quarter. The bank’s focus on semi-urban and under-banked markets continued, with 61.8% of the bank’s branches now outside the top 9 cities. The bank also extended almost half of its retail loans in these non-metro markets. During the year, the bank consolidated its position as one of the leading players in various retail loan and card products and as a leading distributor of third party products like mutual funds and insurance.

During 2006-07, the bank also achieved healthy growth in its agriculture financing, micro-finance and SME financing activities. With products including the Kisan Gold Card, rural supply chain initiatives and commodity finance covering the entire agriculture financing cycle, the bank’s direct agriculture lending increased by 40% during the year. The business banking and emerging corporate customer segments witnessed strong growth driven by a wide range of offerings including working capital & term finance, cash management services, foreign exchange products and electronic banking. During the year, the bank’s corporate banking, financial institutions and treasury businesses also continued to expand with cash management and trade services volumes growing by 31% and 19% respectively over the previous year. The bank’s business mix based on revenues was well balanced between retail and wholesale businesses with the former contributing to 53% of net revenues and the latter contributing to 46% of net revenues.
Portfolio quality as of March 31, 2007 remained healthy with gross non-performing assets at 1.2% and net non-performing assets at 0.4% of customer assets. The Bank’s strategy of balancing growth, margins and asset quality held it in good stead. As a result, asset quality, delinquencies and losses remained largely within product parameters for various loan products. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements.
Note: (i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii)All figures and ratios are in accordance with Indian GAAP
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2007
(Rs. in lacs)

		Quarter ended	Quarter ended	Year ended	Year ended
		31-3-2007	31-3-2006	31-3-2007	31-3-2006
	Particulars	(unaudited)	(unaudited)	(audited)	(audited)
1	Interest Earned (a) + (b) + (c) + (d)	198976	137850	688902	447534
a	Interest / discount on advances / bills	129525	82266	433415	270020
b	Income on investments	60096	51260	229862	163166
c	Interest on balances with Reserve Bank of India and other inter bank funds	9315	4294	25294	14255
d	Others	40	30	331	93
2	Other Income	39443	30415	151623	112398
A	Total Income (1+2)	238419	168265	840525	559932
3	Interest Expended	87205	63909	317945	192950
4	Operating Expenses ( e) + (f)	68393	48232	242080	169109
e	Payment to and provision for employees	21533	13756	77686	48682
f	Other operating expenses	46860	34476	164394	120427
B	Total Expenditure (3) + (4) (excluding provisions & contingencies )	155598	112141	560025	362059
C	Operating Profit (A – B) (Profit before provisions and contingencies)	82821	56124	280500	197873
D	Other Provisions and Contingencies	33028	18160	116625	72522
E	Provision for Taxes	15436	11643	49730	38273
F	Net Profit (C-D-E)	34357	26321	114145	87078
5	Paid up equity share capital (face value Rs. 10 each)	31939	31314	31939	31314
6	Reserves excluding revaluation reserve			611376	498639
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
B	Capital adequacy ratio	13.1%	11.4%	13.1%	11.4%
C	Earnings per share (face value Rs. 10/- each)
	Basic	10.9	8.4	36.3	27.9
	Diluted	10.8	7.9	36.1	26.3
8	Aggregate of Non-promoter shareholding
	-No. of shares	250528608	244281408	250528608	244281408
	-Percentage of shareholding	78.4%	78.0%	78.4%	78.0%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:
(Rs. in lacs)

	Quarter ended	Quarter ended	Year ended	Year ended
	31-3-2007	31-3-2006	31-3-2007	31-3-2006
Particulars	(unaudited)	(unaudited)	(audited)	(audited)
1. Segment Revenue
a) Retail Banking	217361	159279	776488	517384
b) Wholesale Banking	149442	86140	509446	285338
c) Treasury	24167	24845	71045	77389
Total	390970	270264	1356979	880111
Less: Inter Segment Revenue	152551	101999	516454	320179
Income from Operations	238419	168265	840525	559932
2. Segment Results
a) Retail Banking	21326	31921	87571	70167
b) Wholesale Banking	25720	5147	74674	53787
c) Treasury	2747	896	1630	1397
Total Profit Before Tax	49793	37964	163875	125351
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	223761	(1316)	223761	(1316)
b) Wholesale Banking	257770	207260	257770	207260
c) Treasury	127627	302572	127627	302572
d) Unallocated	34157	21437	34157	21437
Total	643315	529953	643315	529953
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on April 24, 2007.

2.	The Board of Directors at their meeting proposed a dividend of Rs. 7 per share, subject to the approval of the members at the ensuing Annual General Meeting. Dividend paid will be tax free in the hands of the shareholders.

3.	During the quarter and the year ended March 31, 2007, the Bank allotted 4240200 shares and 6247200 shares respectively pursuant to the exercise of stock options by certain employees.

4.	During the year ended March 31, 2007, the Bank granted 3586500 stock options under its scheme titled “ESOS VIII” and 3046800 stock options under its scheme titled “ESOS IX” to its employees. The grant price of these options is Rs. 994.85, being the closing market price as on the working day immediately preceding the date of grant of options.

5.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6.	Provision for Taxes includes Rs. Nil and Rs. 1,200 lacs towards provision for Fringe Benefit Tax (FBT) for the quarter and the year ended March 31, 2007, respectively.

7.	Operating expense includes Rs. 8967 lacs and Rs. 34464 lacs towards professional fees and Rs. 5298 lacs and Rs. 21960 lacs for depreciation on bank’s property for the quarter and the year ended March 31, 2007, respectively.

8.	During the year, the Bank raised Rs. 63590 lacs as Upper Tier II capital at an annualized coupon ranging between 8.80 % to 9.20%. The Bank also raised foreign currency borrowing of USD 100 million as Upper Tier II capital at an annualized coupon rate of 6-month USD LIBOR plus 120 bps. The bank raised Rs. 41000 lacs as Lower Tier II capital at an annualized coupon ranging between 8.45% to 9.10%. The Bank raised further Rs. 20000 lacs as unsecured non-convertible subordinated perpetual bonds (Innovative perpetual debt instruments) in the nature of debentures for inclusion as Tier I capital at an annualized coupon of 9.92 % payable semi annually.

9.	As on March 31, 2007, the total number of branches (including extension counters) and the ATM network stood at 684 branches and 1605 ATMs respectively.

10.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2007:

Opening: nil; Additions: 47; Disposals: 47; Closing: nil.

11.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

12.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: April 24, 2007	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 31-03-2007	As at 31-03-2006
CAPITAL AND LIABILITIES

Capital	31939	31314
Reserves and Surplus	611376	498639
Employees’ Stock Options (Grants) Outstanding	—	7
Deposits	6829794	5579682
Borrowings	281539	285848
Other Liabilities and Provisions	1368913	955149

Total	9123561	7350639

ASSETS

Cash and balances with Reserve Bank of India	518248	330661
Balances with Banks and Money at Call and Short notice	397140	361239
Investments	3056480	2839396
Advances	4694478	3506126
Fixed Assets	96667	85508
Other Assets	360548	227709

Total	9123561	7350639

UNAUDITED CONSOLIDATED FINANCIAL RESULTS OF HDFC BANK AND ITS SUBSIDIARY FOR THE YEAR ENDED
MARCH 31, 2007
(Rs. in lacs)

	Particulars	Year ended 31-3-2007	Period ended 31-3-2006
1	Interest Earned (a) + (b) + (c) + (d)	688724	447532
A	Interest / discount on advances / bills	433558	270026
B	Income on investments	229341	163109
C	Interest on balances with Reserve Bank of India and other inter bank funds	25494	14255
D	Others	331	142
2	Other Income	157728	115560
A	Total Income (1+2)	846452	563092
3	Interest Expended	317930	192918
4	Operating Expenses ( e) + (f)	247397	171479
E	Payment to and provision for employees	79986	49408
F	Other operating expenses	167411	122071
B	Total Expenditure (3) + (4) (excluding provisions & contingencies)	565327	364397
C	Operating Profit (A – B) (Profit before provisions and contingencies)	281125	198695
D	Other Provisions and Contingencies	116623	72509
E	Provision for Taxes	50156	38602
F	Share of minority shareholders	325	253
G	Earnings from associates	1075	825
H	Net Profit (C-D-E-F+G)	115096	88156
5	Paid up equity share capital (face value Rs. 10)	31939	31314
6	Reserves excluding revaluation reserve	615098	501410
7	Analytical Ratios:
A	Earnings per share (face value Rs. 10/- each)
	Basic	36.6	28.3
	Diluted	36.4	26.7

NOTES:

1.	The results have been consolidated for HDFC Bank Limited and its subsidiary HDFC Securities Limited.

2.	The above financial results are prepared in accordance with the principles and procedures for preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements (AS 21) and in the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23) as prescribed by the Institute of Chartered Accountants of India.

Consolidated Segment information of HDFC Bank and its subsidiary in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:
(Rs. in lacs)

Particulars	Year ended 31-3-2007	Period ended 31-3-2006
1. Segment Revenue
a) Retail Banking	782937	520544
b) Wholesale Banking	508924	285338
c) Treasury	71045	77389
Total	1362906	883271
Less: Inter Segment Revenue	516454	320179
Income from Operations	846452	563092
2. Segment Results
a) Retail Banking	88720	71002
b) Wholesale Banking	74152	53787
c) Treasury	1630	1397
Total Profit Before Tax, Minority Interest & Earnings from Associates	164502	126186
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	225577	1698
b) Wholesale Banking	259932	207260
c) Treasury	127627	302572
d) Unallocated	33901	21194
Total	647037	532724
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Group operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems. Net revenue of HDFC Securities Limited has been classified under retail segment.

Place : Mumbai	Aditya Puri
Date : April 24, 2007	Managing Director